UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On August 14, 2023, Beijing Heyang International Travel Service Co., Ltd (“Heyang”), a subsidiary of JX Luxventure Limited (the “Company”), entered into and executed a passenger transport agency agreement (the “Passenger Transport Agency Agreement”) with Hainan Airline Holding Co., Ltd (“Hainan Air”) for air ticket sales, pursuant to which Hainan Air appointed Heyang as the regional agent for ticket sales of domestic and international routes, including specially managed domestic regional routes.

The Passenger Transport Agency Agreement is filed herewith as Exhibit 10.1.

On August 15, 2023, the Company issued the press release furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2023	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1	Passenger Transport Agency Agreement
99.1	Press Release

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